[redacted]

082-35709

08001416

San Gold
C O R P O R A T I O N

RECEIVED
2008 MAR 21 P 1:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Drilling Extends New Hinge #3 Zone for San Gold

February 19, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

SUPPL

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that exploration drilling from surface has extended the new gold bearing zones by as much as 200 meters to the north of the recently discovered Hinge #3 zones located northeast of the Rice Lake mine and mill. Hole #GS-07-28 encountered multiple gold bearing intersections including high grade sections (2.3 meters of 20.1 g/tonne) as well as a broad (4.9 meters of 7.4 g/tonne) zone at depth. Results from hole #28 are tabulated below:

Hole #	From	To	Length		Gold g/tonne (oz/ton)	
UPPER ZONES						
GS-07-28	132.5 m	134.2 m	1.7 m	(5.6 ft)	9.7	(0.29)
and	158.6 m	159.6 m	1.0 m	(3.3 ft)	13.1	(0.39)
LOWER ZONES						
GS-07-28	319.9 m	321.5 m	1.6 m	(5.3 ft)	9.7	(0.29)
and	324.1 m	326.4 m	2.3 m	(7.6 ft)	4.7	(0.14)
and	330.4 m	332.7 m	2.3 m	(7.6 ft)	20.1	(0.62)
and	346.2 m	351.1 m	4.9 m	(16.1 ft)	7.4	(0.22)

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

Please see press release dated January 15th, 2008 for the first discovery results of the new Hinge #3 zone. The new zones are roughly parallel and gently dipping to the north and are made up of quartz and carbonate veins containing gold mineralization. The volcanic units which contain the new veins are located in a sequence of rocks which lie approximately 1500 meters into the hanging wall stratigraphically above and geographically to the north of the mineralized mine unit of the Rice Lake Gold Mine. This new zone does not outcrop at surface but drill locations are within view of the San Gold #1 haulage road and power line. The new zones lie between San Gold's operating Rice Lake and San Gold #1 mines, an extensive area that is largely unexplored.

Much of the past exploration within the Rice Lake Belt has been confined to the "Mine Unit" gabbroic rocks as dictated by a historical Rice Lake Mine geological model. The model followed in this case, a model developed from observations deep underground at Rice Lake and by means of surface structural interpretations, projects a series of north-south "hinges" or axes along which past and current showings and small production pits and mines were located. Drilling along the third, easternmost, hinge or axis which also

dlw 3/25

contains the historic Wingold and Gold Standard deposits resulted in this discovery. Numerous targets have been identified within the thick sequence of hanging wall volcanic rocks. A second surface drill rig has moved to the area around this new discovery.

Please see the San Gold website (www.sangoldcorp.com) for a plan view location map and cross-sectional view of this new discovery as well as selected pictures of drill core intersections.

This program was carried out under the supervision of W.S. Ferreira, P.Geo., the Qualified Person for this project under National Instrument 43-101. The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Whole metallics were performed on samples containing visible gold. Check assays were also performed on pulps and rejects by both TSL and by Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

San Gold
CORPORATION

Phase 2 Drill Program Reveals Additional New High Grade Zone at Rice Lake Deep

February 26, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to announce that the second phase of deep drilling below the working levels of the Rice Lake Mine has already resulted in the discovery of a new high grade zone in addition to extending down dip the high grade "96" vein, as highlighted by hole # 464-08-00, intersecting 5.4 meters (17.7 ft) of 31.1 g/tonne (0.91 oz/ton) gold. The newly discovered zone is highlighted by hole # 464-08-03 which intersected 2.7 meters (8.9 ft) of 31.8 g/tonne (0.93 oz/ton) gold. The first seven holes of the phase 2 program are reviewed below:

Hole #	From	To	Length		Gold g/tonne (oz/ton)		Vein / Zone
464-08-02	16.8 m	20.9 m	4.1 m	(13.5 ft)	13.1	(0.38)	New
464-08-03	12.0 m	14.7 m	2.7 m	(8.9 ft)	31.8	(0.93)	New
464-08-04	14.7 m	18.8 m	4.1 m	(13.5 ft)	6.0	(0.18)	New
464-08-00	37.3 m	42.7 m	5.4 m	(17.7 ft)	31.1	(0.91)	96
464-08-05	39.9 m	43.6 m	3.7 m	(12.1 ft)	23.6	(0.67)	96
464-08-06	26.5 m	32.7 m	6.2 m	(20.3 ft)	5.9	(0.17)	96
464-08-07	48.6 m	52.7 m	4.1 m	(13.5 ft)	16.2	(0.47)	96

Phase 2 drilling is targeting the down dip/plunge area of the main vein sets within the host diabase or SAM unit and containing the most prominent vein sets named the "96", "A", "C" as well as others. Phase 1 drilling in 2007 intersected these veins up to 150 meters below the 4730 (5270 ft) Level, the lowest of the developed levels of the mine. All of the above listed veins remain open at depth where 2008 phase 2 drilling will continue to define and extend from the currently advancing decline access being advanced by Dumas mine contracting crews.

The 96 vein which is currently being developed at the 4670 level (5330 feet below surface), has a strike length of 200 meters, is tabular in nature and has an average dip of 70 degrees. Phase 2 drilling so far has returned four intersections with an average width of 4.9 meters (16.1 ft) and an average grade of 19.2 g/tonne (0.56 oz/ton).

The new zone is located immediately west of and parallel to the 96 vein. The recently completed lower mine development has created new drill stations near the western and deepest extent of known mineralization. This has allowed for drilling to access this area with angles giving near true widths which are estimated at over 90% of the above reported widths. Phase 2 drilling so far has returned three intersections with an average width of 3.6 meters (12 ft) and an average grade of 17.0 g/tonne (0.50 oz/ton).

Please see the San Gold website (www.sangoldcorp.com) for plan and section diagrams relevant to the areas drilled.

This program was carried out under the supervision of James Harvey, the Qualified Person for this project under National Instrument 43-101. The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Whole metallics were performed on selected samples. Check assays were also performed on pulps and rejects by both TSL and by Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

This press release is not for dissemination in the United States or for distribution to U.S., news wire services.

San Gold
CORPORATION

San Gold Corporation Announces Issuance of Shares Upon Conversion of Debentures and in Payment of Interest

February 27, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced that the 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation, which originally matured on February 28, 2008 have all been either redeemed by the Corporation or converted into common shares of the Corporation ("Common Shares") at a price of $0.80 per Common Share. All but $35,000 of the $10,000,000 principal amount of Debentures that were originally issued by the Corporation were converted into Common Shares at the election of the holders of the Debentures. The remaining Debentures were redeemed by the Corporation. The Corporation previously sent a notice of redemption to the holders of the Debentures on January 9, 2008 exercising its right to redeem the Debentures on February 11, 2008, subject to the right of the holders of the Debentures to convert their Debentures into Common Shares prior to that date.

In addition, the Corporation announced that it has issued 494,889 Common Shares in payment of approximately $550,122 of the interest owing on the Debentures. The Common Shares were issued at a 20% discount from the closing price of the Common Shares on the date upon which the Debentures were surrendered for conversion, which is the maximum discount permitted by the TSX Venture Exchange (the "Exchange"). The remainder of the interest owing on the Debentures was satisfied by cash payments to the holders of the Debentures.

The Common Shares issued to holders of Debentures who elected to receive their interest payment in Common Shares instead of cash are restricted from transfer for a period of four months and a day in accordance with applicable securities laws and the policies of the Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: San Gold Corporation (the "Issuer").

Month in which stock options have been granted or amended: February, 2008.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Richard Boulay	February 12, 2008	Director	February 12, 2008	400,000	$1.40	February 12, 2013
David Filmon	February 12, 2008	Director	February 12, 2008	400,000	$1.40	February 12, 2013
Ben Hubert	February 12, 2008	Director	February 12, 2008	400,000	$1.40	February 12, 2013
Courtney Shearer	February 12, 2008	Director	February 12, 2008	400,000	$1.40	February 12, 2013
Gestur Kristjansson	February 12, 2008	Officer	February 12, 2008	250,000	$1.40	February 12, 2013
Ron Moran	February 12, 2008	Employee	February 12, 2008	250,000	$1.40	February 12, 2013
Arness Cordick	February 12, 2008	Consultant	February 12, 2008	400,000	$1.40	February 12, 2013
Shawn Khunkhun	February 12, 2008	Consultant	February 12, 2008	100,000	$1.40	February 12, 2013
Warren Anglin	February 12, 2008	Consultant	February 12, 2008	500,000	$1.40	February 12, 2013
Jim Harvey	February 12, 2008	Employee	February 12, 2008	100,000	$1.40	February 12, 2013
Barry Lowe	February 12, 2008	Employee	February 12, 2008	100,000	$1.40	February 12, 2013
Richard McPherson	February 12, 2008	Employee	February 12, 2008	100,000	$1.40	February 12, 2013

William Ferreira	February 12, 2008	Consultant	February 12, 2008	100,000	$1.40	February 12, 2013
John Lockhart	February 12, 2008	Employee	February 12, 2008	100,000	$1.40	February 12, 2013
Ed Titanich	February 12, 2008	Employee	February 12, 2008	100,000	$1.40	February 12, 2013
Garry Bate	February 12, 2008	Employee	February 12, 2008	50,000	$1.40	February 12, 2013
Val Harkiss	February 12, 2008	Employee	February 12, 2008	50,000	$1.40	February 12, 2013
Jack Meade	February 12, 2008	Employee	February 12, 2008	50,000	$1.40	February 12, 2013
J. P. Rioux	February 12, 2008	Employee	February 12, 2008	50,000	$1.40	February 12, 2013
John Hutchison	February 12, 2008	Employee	February 12, 2008	100,000	$1.40	February 12, 2013
Don Bridges	February 12, 2008	Employee	February 12, 2008	100,000	$1.40	February 12, 2013
Al Wesnoski	February 12, 2008	Employee	February 12, 2008	100,000	$1.40	February 12, 2013

Total number of optioned shares proposed for acceptance: 4,200,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 3, 2007.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 7,184,886.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: **February 28, 2008.**

[signature]

Name of Director or Senior Officer

R. DALE GINN

Signature

Chief Executive Officer

Official Capacity

tsx venture EXCHANGE

FORM 4E
SHARES FOR DEBT FILING FORM

1. Re: San Gold Corporation (the "Issuer").

Trading Symbol: SGR.

2. Date of news release announcing shares for debt settlement: February 23, 2007.

Issued and outstanding Listed Shares at the date of the news release: 156,891,611.

3. Creditors / Settlement Table

Provide in the attached Schedule 1 the details of the creditors being offered settlement.

Total amount of debt to be settled: $550,122,56.

If Warrants are to be issued provide the following information: NA

(a) Number of shares eligible to be purchased on exercise of each Warrant: Not applicable.

(b) Exercise price of Warrants: Year 1 _____ Year 2 _____

Tier 1 Only - Year 3: _____ Year 4:_____ Year 5: _____

(c) Expiry date of Warrants: Not applicable.

4. Status of Issuer

Has the Issuer been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*? No.

If YES, indicate if any other submissions are in preparation or in progress that are part of a reactivation plan for the Issuer.

5. Balance of debt

Did any creditors refuse the settlement? Yes, not all holders of Series A 10% 2 year senior secured convertible redeemable debentures (the "Debentures") chose to take common shares of the Issuer in payment of the interest owing to them.

Identify all creditors of the Issuer that were not offered the settlement and explain why.

All holders of Debentures were offered the debt settlement.

If there are plans to settle the balance of the debt, if any, please attach details. NA.

6. New Control Person

Will there be a new Control Person of the Issuer created as a result of the issuance of shares for debt? No.

If YES, indicate date on which the shareholders' resolution was passed and submit a copy of the shareholders' resolution.

7. Assignment of Debt

Have any creditors purchased the debt at a discount from other creditors? No.

If YES, please disclose the following:

Name of Original Creditor	Name of Current Creditor	Is the Current Creditor a Non's Arm's Length Party Y/N	Amount of Debt Purchased	Amount Paid for Debt

If Non Arm's Length Parties have purchased discounted debt, have such Non Arm's Length Parties, entered into an escrow agreement relating to the debt settlement shares? NA

8. Tier 2 Issuers: Issuance of more than 100% of issued and outstanding shares in connection with debt settlement

Is the Issuer issuing more than 100% of its issued and outstanding shares in connection with this debt settlement? Not Applicable.

If YES:

Provide the date on which disinterested shareholder approval was/will be received for this transaction and include a copy of the shareholders resolution.

9. Does the transaction form part of a Change of Business or Reverse Takeover?

No.

If YES, describe all relevant terms:____

____

10. Documents

Enclose the following documentation (or indicate if not applicable).

(a) Current accounts payable list with summary totals. NA

(b) Copy of any assignment, buyback or voting trust agreements. NA

(c) Copy of shareholders' resolutions. NA

(d) Financial statements evidencing the debt, if not previously filed with the Exchange. NA

Declaration

The undersigned certifies that:

(a) the undersigned is a director or senior officer of the Issuer;

(b) any debts to be settled pursuant to this transaction which are not specifically referred to in the financial statements of the Issuer prepared since the debt was incurred, are valid debts, due and payable by the Issuer to the indicated creditor(s).

(c) the transaction is in all respects in accordance with *Policy 4.3 - Shares for Debt*, except as disclosed in any attached application for waiver.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes information contained in Items 3, 5, 6, and 7 and Schedule 1, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Date February 27, 2008

R. DALE GINN
Name director or senior officer

[signature]
Signature

Chief Executive Officer
Official Capacity

Creditors/Settlement Table

Schedule 1

Name & Address of Creditor	Amount Owing	Deemed Price per Share (1)	# of Shares	# of Warrants	Nature of Debt (e.g. trade payable, management fees, etc)	Non Arm's Length Party=NP ProGroup=P Not Applicable=N/A
Various Debenture holders	$36,504	$1.00	36,504	Nil	Interest Owing on Debentures	NA
Various Debenture holders	$7,386.30	$1.10	6,690	Nil	Interest Owing on Debentures	NA
Various Debenture holders	$409,992.33	$1.13	362,823	Nil	Interest Owing on Debentures	NA
Various Debenture holders	$2,267.12	$1.10	2,060	Nil	Interest Owing on Debentures	NA
Various Debenture holders	$93,972.60	$1.07	87,824	Nil	Interest Owing on Debentures	NA
Total	$550,122,56	N/A	494,889	Nil	N/A	N/A

(1) The different price per common share at which the common shares were issued in payment of the interest outstanding on the Debentures is due to the fact that holders submitted their elections to receive interest payable in common shares on different dates where the market price of the common shares of the Issuer was different.

Beneficial Shareholders of any Corporate Creditors Who Will Own or Control 10% or more of the Post-Closing Outstanding Shares

Creditor	Number of Securities Purchased	Post closing Direct & Indirect Holdings in the Issuer	% of Post Closing Outstanding Shares	Name and Address of any Individuals Having a Greater Than 10% Beneficial Interest in the Creditor
Not applicable				
TOTAL				

San Gold
CORPORATION

San Gold Corporation acquires strategic gold property in Timmins

March 11, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation") announces that the Corporation has seized a rare opportunity to acquire a prospective and strategic position at the centre of one of the world's most outstanding gold camps, the Porcupine gold camp at Timmins, Ontario. This acquisition complements San Gold's strategy of organic growth and aggressive exploration in Manitoba's Rice Lake gold belt, together with selective acquisition of high-grade lode gold vein exploration properties in recognized gold camps.

San Gold has entered into an option agreement (the "Option Agreement") with certain persons (the "Optionors") to acquire the mineral rights to 25 patented consecutive gold mining claims described as the "Dalton Property" located near Timmins, Ontario next to the Moneta Mine and close to the Hollinger, Schumaker and McIntyre Mines. The surface rights to the patented claims may be acquired at San Gold's option for fair market value. In order to exercise its option to acquire the Dalton Property, the Corporation is required to make certain payments and share issuances to the Optionors over the next two years. Additionally, the Corporation is required to incur specified exploration expenditures on the Dalton Property over the next three years. The Corporation has agreed to issue common shares of the Corporation to a finder in consideration for his services in assisting the Corporation with respect to the Option Agreement. The acquisition of the Dalton Claims is subject to the final approval of the TSX Venture Exchange.

The Dalton property, covering approximately 375 hectares, is located in Mountjoy and Ogden townships, adjacent to the southwest boundary of the City of Timmins, Ontario and adjacent to claims held by Goldcorp that were formerly part of the Placer-Kinross Porcupine Joint Venture. The Dalton claims lie at the heart of the Porcupine gold camp in the Archean-age Abitibi greenstone belt that has a total historic gold production in excess of 62 million ounces of gold. The deposits along the belt typically occur in vertically extensive quartz-carbonate lode systems hosted in volcanic and sedimentary units that have been metamorphosed into greenschist facies rock assemblages. The gold deposits have been found to occur in a corridor up to 10km wide parallel to the Porcupine Destor Fault Zone (PDFZ) that extends for a length of 200km. Within the Porcupine gold camp, the gold deposits generally occur within 5km of the PDFZ. The Dalton property lies between 1.5km and 3.5km north of the PDFZ. The Dalton property contains two distinct rock packages, the younger Temiskaming Group consisting of conglomerates, turbidites, greywackes and slates that are in unconformable contact with the underlying Tisdale basic volcanic rocks, the later being hosts to many of the gold deposits in the Porcupine gold camp.

Surprisingly, the Dalton property appears to have never been explored. Jack Dalton, one of the original inhabitants of Timmins ran a livery stable and later formed Dalton Bus Lines, also acted as a grubstaker for local prospectors. The property has been held intact for over 80 years

without any record of mineral exploration. San Gold is currently compiling geological information for an aggressive 2008 exploration program. The Dalton exploration program is currently being supervised by Dale Ginn, P. Geo, the Qualified person for this project. It is intended that the exploration of the Dalton project will be managed by consulting geologists with experience in the Timmins area in order to allow San Gold's geologists to concentrate on exploring the Company's projects in Manitoba's Rice Lake gold belt.

A property map is contained in the graphic version of this press release, available at www.sangoldcorp.com

About San Gold Corporation
San Gold Corporation is a well-financed Manitoba-based gold producer and explorer. San Gold operates two gold mines at Bissett, Manitoba and is an aggressive explorer in Manitoba's Rice Lake gold belt with a 2008 exploration budget of $8 million.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END